UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-40786

Sigma Lithium Corporation

(Translation of registrant's name into English)

2200 HSBC Building

885 West Georgia Street

Vancouver, British Columbia

V6C 3E8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description

99.1	Grota do Cirilo Lithium Project, Araçuaí and Itinga Regions, Minas Gerais, Brazil, NI 43-101 Amended & Restated Technical Report dated June 12, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sigma Lithium Corporation
(Registrant)
Date: June 12, 2023	/s/ Ana Cristina Cabral Gardner
Ana Cristina Cabral Gardner
Chief Executive Officer